UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Strongbridge Biopharma plc

(Name of Issuer)

Ordinary Shares, $0.01 par value per share

(Title of Class of Securities)

G85347105

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G85347105	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Longitude Capital Partners III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,500,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,500,000 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by LVPIII (as defined in Item 2(a) below). LCPIII (as defined in Item 2(a) below) is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 47,185,048 Ordinary Shares outstanding as of October 29, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on October 31, 2018.

CUSIP No. G85347105	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Longitude Venture Partners III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,500,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,500,000 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by LVPIII. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 47,185,048 Ordinary Shares outstanding as of October 29, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on October 31, 2018.

CUSIP No. G85347105	13G	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,500,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,500,000 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All such shares are held of record by LVPIII. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 47,185,048 Ordinary Shares outstanding as of October 29, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on October 31, 2018.

CUSIP No. G85347105	13G	Page 5 of 7 Pages

1.	NAMES OF REPORTING PERSONS Patrick G. Enright
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,500,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,500,000 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All such shares are held of record by LVPIII. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 47,185,048 Ordinary Shares outstanding as of October 29, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on October 31, 2018.

CUSIP No. G85347105	13G	Page 6 of 7 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13G originally filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2018 (the “Original Schedule 13G”) by the Reporting Persons. The “Reporting Persons” are, collectively, Longitude Capital Partners III, LLC (“LCP III”), Longitude Venture Partners III, L.P. (“LVP III”), Patrick G. Enright (“Enright”) and Juliet Tammenoms Bakker (“Bakker”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13G.

Item 4. Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person. LVPIII is the record owner of the 4,500,000 Ordinary Shares (the “LVPIII Shares”). As the general partner of LVPIII, LCPIII may be deemed to beneficially own the LVPIII Shares. As the managing members of LCPIII, each of the Managing Members also may be deemed to beneficially own the LVPIII Shares.

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person.*

*

Except to the extent of his, her or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such Ordinary Shares, except for the shares, if any, such Reporting Person holds of record.

CUSIP No. G85347105	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2019

LONGITUDE VENTURE PARTNERS III, L.P.

By: Longitude Capital Partners III, LLC
Its: General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright
Its:	Managing Member

LONGITUDE CAPITAL PARTNERS III, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright
Its:	Managing Member

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker